FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 4th, 2021

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Reports Q4 & FY 2020 Results

•	Full-year 2020 Consolidated Group Revenue increased 5.2% year-over-year to reach RUB 494.9 bn.

•	FY20 Group Adjusted OIBDA [1] increased 1.7% year-over-year to RUB 215.2 bn.

•	FY20 Group Net Profit increased 13.2% year-over-year to RUB 61.4 bn.

•	2021 Full-Year Guidance of at least 4% revenue growth, at least 4% OIBDA growth, and Cash CAPEX of approximately RUB 100-110 bn.

MOSCOW, March 4, 2021 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company” – NYSE: MBT; MOEX: MTSS), Russia’s largest mobile operator and a leading network-native provider of media and digital services, announces its fourth-quarter and full year 2020 financial and operating results.

In 2020, MTS demonstrated solid top-line performance across core telecom services and segments beyond connectivity, with Consolidated Group Revenue increasing 5.2% year-over-year. The company also saw full-year Group Adjusted OIBDA notch upwards by 1.7% year-over-year, and Group Net Profit increased double digits (+13.2%) versus 2019.

Notably, Russia mobile service revenue accelerated to 6.4% growth year-over-year in Q4 — despite headwinds in international roaming revenue due to continued travel restrictions amid the COVID-19 pandemic. The Company also added some 230,000 active mobile subscribers quarter-on-quarter in Russia, reflecting a recovery in the subscriber base following COVID-19 impacts on guest workers, tourists, and secondary SIM card users.

In addition, the Company saw strong uptake of services and apps from across the expanding MTS digital ecosystem. Pay-TV users increased 44% in 2020 to reach 6.6 m, and, in particular, users of MTS’s over-the-top offering for smart TVs and smart devices more than doubled year-over-year to reach 2.5 m. In addition, the number of consumer broadband subscribers increased 10.3% year-over-year in Q4 to reach 3.8 m.

Alexey Kornya, President & CEO, commented: “I’m happy to report that MTS closed Q4 in a position of strength. Despite global challenges, in 2020 we delivered record-high financial results in Russia. Our core telecom business saw top-line growth in both wireless and wireline segments. In our new verticals, we saw surging acceleration in key performance indicators. In Fintech, net interest income at MTS Bank was up by 32% year-over-year. In Media, we gained 1.5 million new OTT users — more than the total we had at the beginning of the year. And in B2B, we grew our IoT subscriber base by 30% and saw double-digit revenue growth in cloud solutions. Overall, we executed at pace on the first full year of our CLV 2.0 growth strategy. We are gaining momentum on our journey to be Russia’s premier network-native provider of advanced digital services.”

1 Adjusted OIBDA for 4Q 2019 and 2019 does not include a reversal of impairment of non-current assets of RUB 148 mln. Adjusted OIBDA for 2020 does not include a loss from impairment of non-current assets of RUB 2,023 mln.

1

Russia segment highlights

Telecom

•	Q4 Russia mobile service revenue accelerated to 6.4% growth year-over-year reaching RUB 87.1 bn for the quarter.

•	Russia active mobile subscribers increased in Q4 approximately 230,000 quarter-on-quarter (+0.3%) to reach 78.5 m.

•	Russia sales of handsets and accessories grew 15.6% year-over-year in Q4 to RUB 20.3 bn.

•	The MTS retail network declined by 435 stores in 2020 to reach 5,244 owned/franchised outlets in Russia as the company executed on its retail optimization strategy.

•	Ecommerce sales increased 136% year-over-year in Q4 2020 compared to the year-ago quarter.

•	Monthly active MyMTS app users increased 17% in Q4 year-over-year to 23.8 m.

Fintech

•	MTS Bank gross retail loan portfolio grew 29.7% year-over-year to reach RUB 117.6 bn.

•	MTS Bank 2020 net interest income increased 32.5% year-over-year to RUB 15.5 bn.

•	MTS Bank full-year net profit came in at a positive RUB 1.1 bn despite a challenging macroeconomic environment and additional provisioning.

•	MTS Bank clients grew 4% year-over-year to reach 2.5 m.

•	MTS Bank mobile app users grew 30% year-over-year to 1.2 m.

•	Net fee and commission income grew 19.1% in 2020 year-over-year to RUB 6.7 bn, contributing approximately 30% of operating income before provisions.

Media

•	Total Pay-TV users grew 44% year-over-year in Q4 to 6.6 m.

•	Over-the-top Pay-TV users grew 142% year-over-year in Q4 to reach 2.5 m, representing 39% of overall pay-TV users — a 16 p.p. year-over-year share increase.

Cloud & Digital Solutions

•	MTS IoT saw the number of subscriber devices grow 30% year-over-year in Q4.

•	MTS Cloud & Digital Solutions revenue grew by double-digits versus 2019.

2

Consolidated financial results

MTS Group key figures2 (RUB bn)

	4Q20	4Q19	Change, %	FY20		FY19		Change, %
Revenue	133.7	124.4	7.4%	494.9		470.6		5.2%
o/w Russia	131.9	123.5	6.8%	488.5		467.0		4.6%
Adjusted OIBDA	52.5	51.9	1.3%	215.2		211.6		1.7%
o/w Russia	51.4	51.3	0.1%	210.6		208.1		1.2%
Operating profit	26.1	27.6	-5.2%	112.9		115.6		-2.3%
Profit attributable to owners of the Company	13.1	5.5	136.2%	61.4		54.2		13.2%
Cash CAPEX[3]				96.9		90.7		6.9%
Net debt[4]				317.6		280.5		13.3%
Net debt / LTM Adjusted OIBDA[5]				1.5	x	1.3	x	n/a
Operating cash flow				155.5		106.7		45.8%
Free cash flow ex-Bank excl. SEC/DOJ payment & cash proceeds from sale of VF Ukraine and NVision Group.				61.6		73.6		-16.2%

For full-year 2020, Group Revenue increased 5.2% year-over-year to reach RUB 494.9 bn. Top-line performance was driven by both core telecom services as well

For full-year 2020, Group Revenue increased 5.2% year-over-year to reach RUB 494.9 bn. Top-line performance was driven by both core telecom services as well as new segments beyond connectivity, with Fintech, Media, and B2B Digital & Cloud services contributing nearly one-third of year-over-year growth. For the quarter, Group revenue increased 7.4% year-over-year in 4Q20 to reach RUB 133.7 bn, with notable positive growth drivers coming from mobile service revenue, sales of handsets and accessories, and fixed-line connectivity.

Group Adjusted OIBDA in full-year 2020 increased 1.7% year-over-year to reach RUB 215.2 bn. Growth was driven by strong performance in core services as well as a positive impact from retail operations, which reflected steps taken to optimize MTS’s retail footprint as well as temporary COVID-related cost savings. These were mostly offset by negative factors, including (1) the decline in relatively high-margin international roaming amid the COVID-19 pandemic; (2) provisions at MTS and MTS Bank; and (3) a high base effect due to a one-off transaction in 1Q19. For the quarter, Group Adj. OIBDA increased 1.3% year-over-year to reach RUB 52.5 bn, supported by core business performance, which was partially offset by other factors, including one-off operational provisions in 4Q20 related to business activities, as well as international roaming headwinds.

Group Net Profit in FY2020 increased 13.2% year-over-year to RUB 61.4 bn. versus 2019, net profit growth was supported by FX effects and operation with derivative instruments — which the Company regularly uses to mitigate currency volatility — as well as solid core business performance and lower net interest expenses, reflecting MTS’s ongoing steps to optimize its debt portfolio amid a favorable interest rate environment. At the same time, these positive factors were partially offset by a high base from the sale of MTS’s stake in Ozon.ru in 2019, as well as negative impacts from discontinued operations, performance of MTS Bank, and the impairment of assets in ticketing and entertainment. For the quarter, Group Net Profit increased 136.2% year-over-year to reach RUB 13.1 bn.

2 Financials for 2019 and 2020 have been restated due to the deconsolidation of NVision Group.

3 Excluding purchases of 4G license in Armenia in 2019 and net of cash proceeds under sharing agreement.

4 Excluding lease obligations.

5 Including the effects of IFRS 15 and 16.

3

Group Cash Capital Expenditures in FY20 amounted to RUB 96.9 bn, of which Russia accounted for RUB 95.0 bn. Investment was primarily allocated to network development, with a focus on enhancing capacity, coverage and quality. In 2020, MTS brought online around 16,300 base stations across Russia, of which 14,500 were fourth-generation (4G). MTS estimates that at year-end its 4G network covered approximately 85% of the Russian population and smartphone penetration stood at about 78%. For the full year, smartphone data consumption increased 39% versus 2019.

For the twelve months ended December 31, 2020, Group Free Cash Flow excluding MTS Bank6 decreased RUB 12 bn year-over-year to RUB 61.6 bn. Free cash flow was supported by stronger business performance in 2020 as well as relatively lower tax payments and financing costs, which were more than offset by negative factors including a high base from 2019 due to discontinued operations (Ukraine).

At the end of 2020, MTS’s Gross Debt stood at RUB 429.5 bn (excluding debt issuance costs). The current portion of long-term debt amounted to RUB 34.2 bn as compared to RUB 85.4 bn in cash and equivalents, reflecting the Company’s continued commitment to maintain a healthy liquidity cushion. At year-end, MTS’s gross debt weighted average interest stood at 6.3% — a decline of 1.4 p.p. year-over-year — and the Group’s Net debt ex-LL7 to Last-Twelve-Months Adjusted OIBDA ratio had increased slightly to 1.5x.

2021 Guidance

MTS currently forecasts 2021 Full-year Group Revenue to increase at least 4% year-over-year versus 2020, taking into consideration the following factors:

•	Growing revenue from MTS digital ecosystem services beyond connectivity;

•	A continued rational competitive environment in mobile connectivity in Russia;

•	The impact from mobile tariff adjustments;

•	Rising consumption of data and digital services;

•	Ongoing evolution of MTS’s retail network as well as growing ecommerce sales;

•	Potential partial recovery in international roaming if travel resumes amid an improving global COVID-19 outlook; and

•	Potential further macroeconomic and regulatory developments.

6 Free cash flow in 2020 is presented excluding proceeds from sale of VF Ukraine and NVision Group. Free cash flow in 2019 is presented excluding proceeds from sale of VF Ukraine and the one-time payment of RUB 55.6 bn under the resolution with the U.S. DOJ and settlement with the SEC.

7 Excluding lease liabilities.

4

MTS currently forecasts Group adj. OIBDA will increase at least 4% in 2021 year-over-year, taking into consideration the following factors:

•	The impact from mobile tariff adjustments;

•	Potential partial recovery in international roaming if travel resumes amid an improving global COVID-19 outlook;

•	Ongoing evolution of MTS’s retail network as well as growing ecommerce sales;

•	The comparative base of one-offs recorded in 2020;

•	Continuing development of ecosystem products and potential improvement in their marginality;

•	Reducing SIM sales and lower subscriber churn;

•	Potential changes in labor costs; and

•	Potential further macroeconomic and regulatory developments.

FY2021 Cash CAPEX spending is estimated to be around RUB 100-110 bn including the effect from realized contracts with derivative instruments, as well as required investments under the Yarovaya Law (see below), due to a number of factors:

•	Further incremental improvements and enhancements to LTE networks;

•	Continued investment in digital products and services;

•	Broader macroeconomic developments including FX volatility;

•	Development of commercial 5G solutions and their introduction into the Russian market; and

•	Developments in infrastructure and spectrum sharing projects in Russia.

Yarovaya Law

Under Russian Federal Law No 374-FZ enacted July 6, 2016 (also known as the “Yarovaya Law”), which governs data storage requirements, telecom operators are required to store voice and SMS communications, as well as Internet traffic for a period of up to six months. MTS forecasts the additional investment in data storage systems necessary to comply with the Yarovaya law at approximately RUB 50 bn over the five-year period H2 2018 through H1 2023 inclusive.

Shareholder returns

In calendar year 2020, MTS paid regular dividends amounting to RUB 29.50 per ordinary MTS share (RUB 59.0 per ADS) — or in total approximately RUB 58.9 bn — in addition to the special dividend disbursed in Q1 2020 of RUB 13.25 per ordinary share (RUB 26.50 per ADS).

In December, MTS completed the share repurchase plan (the “Repurchase Plan”) announced on March 31, 2020. In Q4 2020, Bastion LLC, MTS's wholly-owned subsidiary, acquired 24,473,561 shares of Common Stock under the plan (including shares of Common Stock represented by ADSs) representing 1.22% of share capital issued by MTS. Total spending under the repurchase plan in Q4 2020 amounted to RUB 7,990,537,678 or an average price of RUB 326.5 per share.

5

In total under the Repurchase Plan, Bastion LLC acquired 45,501,316 shares of Common Stock (including shares of Common Stock represented by ADSs) representing 2.28% of share capital issued by MTS for the total amount of RUB 14,995,637,203 including repurchases from Sistema Finance as provided for in the plan, equivalent to an average price of RUB 329.6 per share.

Country performance

Russia8

(RUB bln)	4Q20	4Q19	Change, %	FY20	FY19	Change, %
Revenue	131.9	123.5	6.8%	488.5	467.0	4.6%
mobile	87.1	81.8	6.4%	334.5	320.1	4.5%
fixed	15.8	15.0	5.3%	62.1	60.1	3.4%
bank	9.3	9.0	2.5%	34.4	29.8	15.4%
integration	3.3	2.1	56.7%	10.8	8.5	26.8%
other services	0.2	0.7	-68.9%	0.7	1.5	-52.2%
sales of goods	22.5	19.2	17.5%	69.1	64.2	7.7%
Adjusted OIBDA[9]	51.4	51.3	0.1%	210.6	208.1	1.2%
margin	38.9%	41.5%	-2.6 p.p.	43.1%	44.6%	-1.5 p.p.
Net profit	11.9	47.5	-74.9%	57.7	91.9	-37.2%
margin	9.0%	38.5%	-29.5 p.p.	11.8%	19.7%	-7.9 p.p.
# of MTS Retail stores[10]	5,244	5,679	-7.7%	5,244	5,679	-7.7%

In 2020, Russia Revenue accounted for 99% of overall MTS Group Revenue. As a result, the discussion and analysis provided in the above section "Consolidated Financial Results" is likewise relevant to the Company's performance in Russia at a country level.

Armenia

(AMD bn)	4Q20	4Q19	Change, %	FY20	FY19	Change, %
Revenue	10.4	14.8	-29.3%	48.5	56.6	-14.3%
OIBDA	5.7	6.8	-16.5%	25.0	26.9	-7.2%
margin	54.3%	46.0%	8.3 p.p.	51.5%	47.5%	4.0 p.p.
Net profit	3.9	2.8	40.2%	12.5	-6.8	n/a
margin	37.5%	18.9%	18.6 p.p.	25.7%	n/a	n/a

In Armenia, full-year 2020 revenue declined 14.3% year-over-year to AMD 48.5 bn, driven by a decline in interconnect revenue, lower sales of handsets and accessories, and reduced mobile revenue, which in part reflected impacts on labor migration and tourism amid the COVID-19 pandemic. In Q4 revenue was down 29.3% year-over-year to AMD 10.4 bn, reflecting a decline in intragroup interconnect revenue as well as a decline in retail sales.

8 Financials for 2019 and 2020 have been restated due to the deconsolidation of NVision Group.

9 Adjusted OIBDA for 4Q2020 and 2020 doesn't include a loss from impairment of non-current assets of RUB 808 m and RUB 2,088 m, respectively.

10 Number of owned and franchised MTS stores in operation at the end of the reporting period.

6

Armenia OIBDA declined 7.2% year-over-year to AMD 25.0 bn in FY20 and in Q4 OIBDA was down 16.5% to AMD 5.7 bn. Net profit for FY20 amounted to AMD 12.5 bn, with an AMD 3.9 bn contribution coming in Q4. Armenia Cash CAPEX to sales ratio was 25.9% in 2020. At the end of Q4, 3M active subscribers in Armenia stood at 2.1 m, up 1.9% quarter-on-quarter.

Belarus

(BYN m)	4Q20	4Q19	Change, %	FY20	FY19	Change, %
Revenue	334.4	291.1	14.8%	1222.0	1053.0	16.1%
OIBDA	167.6	147.1	13.9%	640.0	559.3	14.4%
margin	50.1%	50.5%	-0.4 p.p.	52.4%	53.1%	-0.7 p.p.
Net profit	100.3	71.8	39.7%	347.6	301.9	15.1%
margin	30.0%	24.6%	5.4 p.p.	28.4%	28.7%	-0.3%

In Belarus, which is not consolidated, MTS’s operations saw FY20 revenue grow 16.1% year-over-year to BYN 1.2 bn on the back of rising consumption in core mobile connectivity, as well as increasing revenue from retail sales of handsets and accessories. For the quarter, revenue increased 14.8% year-over-year to BYN 334.4 m.

Belarus OIBDA likewise grew double-digits, up 13.9% year-over-year in Q4 to reach BYN 167.6 m and up 14.4% for the full year to BYN 640.0 m. 3M active subscribers remained roughly steady (-0.1% quarter-on-quarter) standing at 5.7 m at the end of December.

Recent company news

Corporate developments

In October, the MTS Board of Directors approved the expansion of the MTS Management Board from 12 to 14 members, with the addition of: (1) Alexander Khanin as Vice President for Artificial Intelligence, and (2) Alexey Barsegian, who has been Vice President for Corporate & Legal Affairs since September 2019. In addition, at the meeting the Board also approved the Company’s updated strategy.

In November, MTS announced the completion of dividend payments based on the Company’s half-year 2020 financial results. The semi-annual dividend for H1 2020 amounted to RUB 8.93 per ordinary MTS share (RUB 17.86 per ADS), with an aggregate total payout of RUB 17.8 bn (RUB 17,841,804,446.32).

In December, the MTS Board of Directors approved updated Company policies regarding management of conflicts of interest and compliance with anticorruption legislation. The Board also decided to establish a special committee comprised of independent Board members Thomas Holtrop, Regina von Flemming, and Valentin Yumashev to oversee a project to co-locate Moscow-based MTS employees in a single office. In addition, the Board called for an Extraordinary General Meeting of shareholders (the “EGM”) to be held in absentia on February 15, 2021 with a record date for shareholders entitled to participate of January 11, 2021.

At the EGM on February 15, shareholders approved the reorganization of the Company through the merger of the following subsidiaries into MTS PJSC: STV LLC, Stream LLC, Oblachny Retail LLC, Oblachny Retail Plus LLC, MCN-Balashikha LLC, and NPO “PROGTECH” JSC. Shareholders who voted against the reorganization or those who abstained from voting are eligible to submit their ordinary shares through April 1, 2021 inclusive for repurchase at the price of RUB 328.18 per ordinary share, based on the weighted average trading price over the six months prior to December 17. In addition, at the EGM shareholders voted (1) to approve amendments to the MTS Charter in relation to the reorganization; (3) to approve new Regulations on the Board of Directors, Management Board, President, and Auditing Commission; (4) and to approve MTS’s participation in two Russian non-profit organizations: the Union of Builders of Communications & Information Technologies and the Union of InfoComm Design Engineers.

М&А

In November, MTS announced the sale of the Company’s 100% stake in NVision Group JSC (“NVision”) to Sistema PJSFC (“Sistema” - LSE:SSA, MOEX:AFKS), the parent company of MTS, for RUB 369 m (including adjustment based on NVision’s financial results as of the date of deal closure). Under the terms of the deal, MTS agreed to sell NVision’s systems integration assets, excluding those utilized in the development of the Company’s product portfolio. MTS will also retain the FORIS BSS/OSS billing system that had earlier been part of NVision. The transaction was approved by the MTS Board of Directors, with an independent valuation provided by KPMG.

In January 2021, MTS announced a RUB 60 m investment by the MTS Venture Fund for an approximately 10% stake in the Russian startup Airo, a platform aggregator for on-demand household and dry cleaning services in Moscow and St. Petersburg with over 50,000 users.

Credit Rating

In December, the Expert RA rating agency upgraded its rating for MTS from ruAA+ to ruAAA with a stable outlook — the highest level under the agency’s national scale for creditworthiness, financial reliability, and financial strength.

In January 2021, the Russia-based National Credit Ratings agency (NCR) assigned MTS a AAA.ru rating with a stable outlook — the agency’s highest possible assessment of creditworthiness — citing a number of positive factors influencing its decision, including: the Company’s high operating profitability, low debt leverage, ample liquidity, and sustained leadership position in the Russian mobile connectivity market.

Bonds & Loans

In October, MTS announced the restructuring of an existing RUB 70 bn loan and raising of a new RUB 15 bn loan with Sberbank PJSC. The restructuring agreement for the outstanding RUB 70 bn loan from Sberbank provides for a lower interest rate as well as modified maturity terms. The new RUB 15 bn loan was drawn from an existing revolving credit facility at Sberbank secured by MTS in May 2018, with the funds raised to be used for general corporate purposes.

In November, MTS signed a five-year RUB 4.5 bn loan agreement with VEB.RF to finance domestic digital projects at a state-subsidized rate provided for under Russian Government Resolution No. 1598 of December 5, 2019 aimed at stimulating local IT development overseen by the Russian Ministry of Digital Development, Communications, and Mass Media. The first drawdown was made in December, and MTS intends to use the initial funds for projects in artificial intelligence as well as promotion of digital products.

In January 2021, MTS together with the New Development Bank (NDB) set up by the BRICS group of countries announced the signing of a $300 m credit agreement (“the Agreement”) for digital infrastructure development. The Agreement provides for a credit line to be extended to MTS for 7 years that can be drawn down in either U.S. dollars, euros, or Chinese yuan. MTS intends to use the raised funds in further developing the company’s digital infrastructure, in particular including by expanding mobile network coverage in rural areas as well as investing in cloud computing capabilities.

In February 2021, MTS further optimized its debt portfolio by prepaying several tranches in the total amount of RUB 1.6 bn under a three-year loan agreement with Cisco Capital secured in February 2019.

Mobile connectivity

In October, MTS launched a 5G pilot zone in Moscow together with the Skolkovo Institute of Science and Technology (Skoltech). The new network is aimed at accelerating local innovation of cutting-edge 5G solutions and will provide coverage in the 4.9GHz with equipment featuring locally developed software that supports the international OpenRAN standard.

In November, MTS announced the initial nationwide public availability of mobile connectivity via eSIM technology in Russia on a pilot basis, including a fully remote ID authentication and activation process.

MTS Digital Ecosystem

In November, MTS Bank and Sistema Capital launched a joint consumer brokerage and trading platform based around the MTS Investments mobile app. The joint project enables users to invest in mutual funds, open brokerage accounts, and independently trade securities on the Moscow Exchange.

Partnerships

In January 2021, MTS and Vodafone Group PLC announced the extension of the companies’ existing strategic partnership through to 2023. The new agreement further builds on the companies’ successful track record of close collaboration across procurement, marketing, and network operations that stretches back to 2008. In addition, the strategic partnership envisions a series of joint projects aimed at identifying new opportunities to enhance MTS’s business operations, drive technology innovation, and strengthen strategic execution across the consumer and enterprise segments.

B2B Cloud & Digital Solutions

In October, MTS announced a joint cloud project with Utair, one of Russia’s leading commercial airlines serving 140 destinations. As a result, 90% of Utair’s IT backend and frontend systems have been transferred onto the #CloudMTS platform.

In October, MTS announced the launch of a major new modular data center near St. Petersburg. The new facility has received TIER III certification by the internationally recognized Uptime Institute.

In November, MTS announced a partnership with Canonical to power the Company’s next-generation cloud infrastructure and further its efforts in building out a full-fledged digital ecosystem. Under the partnership, MTS plans to leverage Canonical’s Charmed OpenStack flexible cloud-native architecture to better enable multi-vendor and cross-platform integration.

Private LTE/5G

In November, MTS announced an agreement with Polymetal International PLC providing for Russia’s first commercial 5G-ready private network — based on Ericsson’s Dedicated Networks solution — to be deployed at the Nezhdaninskoye gold deposit in the Republic of Sakha (Yakutia).

In February 2021, MTS announced two commercial private LTE projects: (1) a project to deploy a commercial LTE/5G-ready private network* for global steel and mining company EVRAZ and (2) the deployment of a pilot underground LTE network to support mining operations for Russia’s Uralkali, one of the world’s largest producers of potash.

ESG

In November, MTS placed in the top 5 Russian companies — and #1 in IT/telecom — in an annual ESG ranking by Rating-Agentur Expert RA GmbH (RAEX-Europe). The ESG assessment is based on some 200 indicators that measure environmental impact, labor & community relations, as well as corporate governance and information disclosure.

In December, MTS was awarded a score of “management” (B) for its 2020 climate disclosure by CDP, a global non-profit that runs the world’s leading environmental disclosure platform. The score placed MTS among the top 7 Russian companies disclosing climate data through CDP in 2020, and represents a full letter-grade improvement from the Company’s “awareness” (C) score in 2019.

In February 2021, MTS Board Member Regina von Flemming was recognized as Russia’s leading independent corporate director in 2020 as part of the country’s annual Director of the Year Awards.

Q4 & FY Conference Call Details

MTS management will be holding a conference call on March 4, 2021 to discuss the Company’s Q4 & FY 2020 results beginning at 6:00 p.m. Moscow time (MSK).

To take part in the conference call, please dial one of the following telephone numbers and enter confirmation code: 50334132#

From Russia: +7 495 646 93 15 (Local access) 8 800 500 98 63 (Toll free)

From the UK: +44 207 194 37 59 (Local access) 0800 376 61 83 (Toll free)

From the US: +1 844 286 06 43 (Toll free)

A live webcast of the call will also be available at:

https://www.webcast-eqs.com/mobiletele20210304

A replay of the conference call will be available for 10 days at the following telephone numbers: From Russia: +7 495 990 92 60 (Local access). From the UK: +44 203 364 51 47 (Local access) From the US: +1 646 722 49 69 (Local access).

Replay pass code: 425000022#

Cautionary note on forward-looking statements

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Note on financial measures & definitions

This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows11:

Group (RUB bn)	Q4’19	Q1’20	Q2’20	Q3’20	Q4’20
Operating profit	27.6	26.9	26.3	33.5	26.1
Add: D&A	24.5	24.7	24.6	25.3	25.6
Loss from impairment of non-current assets	-0.1	0.3	0.9	-0.02	0.8
Adjusted OIBDA	51.9	51.9	51.9	58.9	52.5

Russia (RUB bn)	Q4’19	Q1’20	Q2’20	Q3’20	Q4’20
Operating profit	27.3	26.4	25.7	32.7	25.5
Add: D&A	24.0	24.3	24.2	24.8	25.0
Loss from impairment of non-current assets	-	0.3	0.9	-	0.8
Adjusted OIBDA	51.3	51.0	50.8	57.5	51.4

Armenia (RUB m)	Q4’19	Q1’20	Q2’20	Q3’20	Q4’20
Operating profit	396	411	407	575	304
Add: D&A	510	433	483	517	573
OIBDA	906	844	890	1 092	877

Adjusted OIBDA margin can be reconciled to our operating margin as follows:

Group	Q4’19	Q1’20	Q2’20	Q3’20	Q4’20
Operating margin	22.1%	22.9%	22.7%	26.3%	19.5%
Add: D&A	19.6%	21.0%	21.2%	19.9%	19.1%
Loss from impairment of non-current assets	-0.1%	0.3%	0.8%	0.0%	0.6%
Adjusted OIBDA margin	41.7%	44.2%	44.7%	46.2%	39.3%

Russia	Q4’19	Q1’20	Q2’20	Q3’20	Q4’20
Operating margin	22.1%	22.8%	22.4%	26.0%	19.4%
Add: D&A	19.4%	20.9%	21.0%	19.7%	19.0%
Loss from impairment of non-current assets	-	0.3%	0.8%	-	0.6%
Adjusted OIBDA margin	41.5%	44.0%	44.2%	45.7%	38.9%

11 Totals may add up differently due to rounding

Armenia	Q4’19	Q1’20	Q2’20	Q3’20	Q4’20
Operating margin	20.1%	23.2%	23.1%	28.3%	19.0%
Add: D&A	25.9%	24.5%	27.4%	25.5%	35.7%
OIBDA margin	46.0%	47.7%	50.5%	53.8%	54.7%

Free cash flow ex-Bank can be reconciled to our free cash flow as follows:

Group (RUB bn)	Q4’19	Q1’20	Q2’20	Q3’20	Q4’20
Group free cash flow	43.8	17.5	7.4	24.8	13.5
Less: Bank free cash flow	-7.6	-0.5	-7.5	3.4	2.6
Free cash flow ex-Bank	51.4	18.0	14.8	21.3	10.9

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, swap and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. Our net debt calculation may not be similar to the net debt calculation of other companies. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Our free cash flow calculation may not be similar to the free cash flow calculation of other companies. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•	shows traffic-generating activity or

•	accrues a balance for services rendered or

•	is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

Consolidated financial statements

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in millions of RUB except per share amount)

	Twelve months ended	Twelve months ended	Three months ended	Three months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Service revenue	425 448	406 478	111 152	105 327
Sales of goods	69 478	64 127	22 554	19 114
Revenue	494 926	470 605	133 706	124 441
Cost of services	(121 943)	(114 057)	(31 759)	(29 048)
Cost of goods	(63 482)	(58 872)	(20 777)	(16 901)
Selling, general and administrative expenses	(87 983)	(89 933)	(24 578)	(25 016)
Depreciation and amortization	(100 234)	(96 195)	(25 598)	(24 452)
Operating share of the profit of associates and joint ventures	5 048	4 583	1 475	1 083
Impairment of non-current assets	(2 023)	148	(796)	148
Other operating expenses	(11 416)	(702)	(5 547)	(2 691)
Operating profit	112 893	115 577	26 126	27 564
Other income / (expenses):
Finance income	3 437	4 352	787	731
Finance costs	(42 084)	(47 366)	(10 933)	(11 759)
Other income / (expenses)	3 337	(4 325)	(534)	(2 904)
Total other expenses, net	(35 310)	(47 339)	(10 680)	(13 932)

Profit before tax from continuing operations	77 583	68 238	15 446	13 632
Income tax expense	(16 126)	(15 667)	(2 288)	(3 079)

Profit for the period from continuing operations	61 457	52 571	13 158	10 553
Discontinued operation:

Profit / (loss) after tax for the period from discontinued operation	616	2 528	106	(4 814)
Profit for the period	62 073	55 099	13 264	5 739

Profit for the period attributable to non-controlling interests	(661)	(858)	(166)	(194)

Profit for the period attributable to owners of the Company	61 412	54 241	13 098	5 545

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss

Reclassification to profit and loss due to Disposal of VF Ukraine	-	7 947	-	7 947
Exchange differences on translating foreign operations	1 840	1 134	(2 489)	190
Net fair value loss on financial instruments	-	(237)	-	-
Share of other comprehensive income/ (loss) of associates Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations in associates	(196)	(413)	(196)	(413)
Other comprehensive income / (loss) for the period	1 644	8 431	(2 685)	7 724
Total comprehensive income for the period	63 717	63 530	10 579	13 463
Less comprehensive income for the period attributable to the noncontrolling interests	(661)	(858)	(166)	(194)

Comprehensive income for the period attributable to owners of the Company	63 056	62 672	10 413	13 269

Weighted average number of common shares outstanding, in thousands - basic	1 760 468	1 780 935	1 734 726	1 772 834
Earnings per share attributable to the Group - basiс:
EPS from continuing operations	34.53	29.04	7.49	5.84
EPS from discontinued operation	0.35	1.42	0.06	(2.72)
Total EPS - basic	34.88	30.46	7.55	3.13

Weighted average number of common shares outstanding, in thousands - diluted	1 761 778	1 783 617	1 735 556	1 774 448
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	34.51	28.99	7.49	5.84
EPS from discontinued operation	0.35	1.42	0.06	(2.71)
Total EPS - diluted	34.86	30.41	7.55	3.12

MOBILE TELESYSTEMS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2020 and As of December 31, 2019
(Amounts in millions of RUB)
	As of December 31,	As of December 31,
	2020	2019
NON-CURRENT ASSETS:
Property, plant and equipment	284 804	265 479
Investment property	1 889	2 986
Right-of-use assets	130 503	138 817
Intangible assets	128 144	118 404
Investments in associates and joint ventures	8 555	6 450
Other investments	9 488	11 195
Deferred tax assets	8 778	9 975
Accounts receivable, related parties	5 209	10 787
Bank deposits and loans to customers	63 992	53 472
Other financial assets	9 738	6 776
Other assets	5 749	4 981
Total non-current assets	656 849	629 322
CURRENT ASSETS:
Inventories	15 204	15 515
Trade and other receivables	32 868	35 595
Accounts receivable, related parties	8 980	5 872
Bank deposits and loans to customers	52 676	39 370
Short-term investments	23 434	25 618
VAT receivable	8 877	9 350
Income tax assets	4 660	4 301
Assets held for sale	667	497
Cash and cash equivalents	85 405	38 070
Other financial assets	23 975	14 558
Advances paid and prepaid expenses and other assets	5 608	5 842
Total current assets	262 354	194 588

Total assets	919 203	823 910
EQUITY:
Equity attributable to owners of the Company	28 700	33 068
Non-controlling interests	3 990	3 326
Total equity	32 690	36 394

NON-CURRENT LIABILITIES:
Borrowings	395 143	271 573
Lease obligations	134 637	140 080
Bank deposits and liabilities	1 883	1 805
Deferred tax liabilities	19 191	17 866
Provisions	5 128	4 761
Other financial liabilities	14	955
Other liabilities	1 903	2 019
Total non-current liabilities	557 899	439 059

CURRENT LIABILITIES:
Trade and other payables	56 017	71 808
Accounts payable, related parties	3 146	558
Borrowings	34 125	71 746
Lease obligations	16 177	15 228
Bank deposits and liabilities	165 794	136 147
Income tax liabilities	753	784
Provisions	13 460	11 526
Other financial liabilities	1 109	1 424
Other liabilities	38 033	39 236
Total current liabilities	328 614	348 457

Total equity and liabilities	919 203	823 910

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2020 AND 2019
(Amounts in millions of RUB)

	Twelve months ended	Twelve months ended
	December 31, 2020	December 31, 2019
Profit for the period	62 073	55 099

Adjustments for:
Depreciation and amortization	100 205	106 948
Finance income	(3 439)	(4 805)
Finance costs	42 085	48 711
Income tax expense	17 191	17 671
Net foreign exchange (gain) / loss and change in fair value of financial instruments	(4 330)	1 784
Share of profit of associates and joint ventures	(5 321)	(8 079)
Impairment of non-current assets	2 023	(148)
(Gain) / loss from sale of Ukraine operations	(2 101)	5 499
Inventory obsolescence expense	891	2 207
Allowance for doubtful accounts	2 493	3 432
Bank reserves	9 443	4 329
Change in provisions	1 492	305
Other non-cash items	(4 393)	(6 882)

Movements in operating assets and liabilities:
Decrease / (increase) in trade and other receivables and contract assets	1 904	(3 808)
Increase in bank deposits and loans to customers	(33 570)	(34 452)
(Increase) / decrease in inventory	(630)	3
Decrease / (increase) in VAT receivable	482	(2 522)
(Increase) / decrease in advances paid and prepaid expenses	(6 507)	3 478

(Decrease) / increase in trade and other payables, contract liabilities and other current liabilities	(1 104)	6 825
Increase in bank deposits and liabilities	27 172	27 823
Fines and penalties related to investigation into former operations in Uzbekistan	-	(55 607)
Dividends received	3 676	3 707
Income taxes paid	(15 193)	(23 943)
Interest received	2 727	5 263
Interest paid, net of interest capitalized	(41 762)	(46 186)
Net cash provided by operating activities	155 507	106 652

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of subsidiaries, net of cash acquired	(262)	(2 052)
Purchases of property, plant and equipment	(66 256)	(68 465)
Purchases of other intangible assets	(31 153)	(23 016)
Cost to obtain and fulfill contracts, paid	(5 442)	(4 651)
Purchases of 4G licenses in Armenia	-	(255)
Purchase of Avantage	(429)	-
Proceeds from sale of property, plant and equipment and assets held for sale	6 678	6 536
Purchases of short-term and other investments	(10 054)	(22 714)
Proceeds from sale of short-term and other investments	6 012	47 139
Investments in associates and joint ventures	(1 460)	(75)
Cash proceeds / (payments) related to swap contracts	5 322	(2 459)
Proceeds from sale of subsidiaries, net of cash disposed	3 461	37 386
Proceeds from sale of associates	2 450	3 067
Other investing activities	-	5
Net cash used in investing activities	(81 133)	(29 554)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of entities under common control, net of cash acquired	-	(15 312)
Repayment of loans	(134 483)	(156 511)
Proceeds from loans	194 645	62 415
Repayment of notes	(28 167)	(189)
Proceeds from issuance of notes	46 757	72 500
Notes and debt issuance cost paid	(107)	(111)
Lease obligation principal paid	(15 054)	(15 154)
Dividends paid	(74 923)	(52 505)
Repurchase of common stock	(16 028)	(15 922)
Other financing activities	-	341
Net cash used in financing activities	(27 360)	(120 448)

Effect of exchange rate changes on cash and cash equivalents	385	(2 655)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	47 399	(46 005)

CASH AND CASH EQUIVALENTS, at beginning of the period	38 070	84 075

CASH AND CASH EQUIVALENTS, at end of the period	85 469	38 070
Less cash and cash equivalents within held for sale	(64)	-
CASH AND CASH EQUIVALENTS, at end of the period	85 405	38 070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: March 4th, 2021